SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 3)*

zipRealty, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

98974V107
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index Contained on Page 11

CUSIP NO. 98974V107	13 G	Page 2 of 12

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vanguard VI, L.P. (“Vanguard VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5
SOLE VOTING POWER
2,032,261 shares, except that Vanguard VI Venture Partners, L.L.C. (“Vanguard VI Venture Partners”), the general partner of Vanguard VI, may be deemed to have sole power to vote these shares, and Jack M. Gill (“Gill”), Robert D. Ulrich (“Ulrich”) and Donald F. Wood (“Wood”), the managing members of Vanguard VI Venture Partners, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7
SOLE DISPOSITIVE POWER
2,032,261 shares, except that Vanguard VI Venture Partners, the general partner of Vanguard VI, may be deemed to have sole power to dispose of these shares, and Gill, Ulrich and Wood, the managing members of Vanguard VI Venture Partners, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,032,261
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.9%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 98974V107	13 G	Page 3 of 12

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vanguard VI Affiliates Fund, L.P. (“Vanguard VI Affiliates”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5
SOLE VOTING POWER
84,047 shares, except that Vanguard VI Venture Partners, the general partner of Vanguard VI Affiliates, may be deemed to have sole power to vote these shares, and Gill, Ulrich and Wood, the managing members of Vanguard VI Venture Partners, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7
SOLE DISPOSITIVE POWER
84,047 shares, except that Vanguard VI Venture Partners, the general partner of Vanguard VI Affiliates, may be deemed to have sole power to dispose of these shares, and Gill, Ulrich and Wood, the managing members of Vanguard VI Venture Partners, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	84,047
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.4%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 98974V107	13 G	Page 4 of 12

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vanguard VI Annex Fund, L.P. (“Vanguard VI Annex”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5
SOLE VOTING POWER
73,720 shares, except that Vanguard VI Venture Partners, the general partner of Vanguard VI Annex, may be deemed to have sole power to vote these shares, and Gill, Ulrich and Wood, the managing members of Vanguard VI Venture Partners, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7
SOLE DISPOSITIVE POWER
73,720 shares, except that Vanguard VI Venture Partners, the general partner of Vanguard VI Annex, may be deemed to have sole power to dispose of these shares, and Gill, Ulrich and Wood, the managing members of Vanguard VI Venture Partners, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	73,720
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.4%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 98974V107	13 G	Page 5 of 12

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vanguard VI Venture Partners, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5
SOLE VOTING POWER
2,190,028 shares, of which 2,032,261 are directly owned by Vanguard VI, 84,047 are directly owned by Vanguard VI Affiliates and 73,720 are directly owned by Vanguard VI Annex.  Vanguard VI Venture Partners, the general partner of Vanguard VI, Vanguard VI Affiliates and Vanguard VI Annex, may be deemed to have sole power to vote these shares, and Gill, Ulrich and Wood, the managing members of Vanguard VI Venture Partners, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7
SOLE DISPOSITIVE POWER
2,190,028 shares, of which 2,032,261 are directly owned by Vanguard VI, 84,047 are directly owned by Vanguard VI Affiliates and 73,720 are directly owned by Vanguard VI Annex.  Vanguard VI Venture Partners, the general partner of Vanguard VI, Vanguard VI Affiliates and Vanguard VI Annex, may be deemed to have sole power to dispose of these shares, and Gill, Ulrich and Wood, the managing members of Vanguard VI Venture Partners, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,190,028
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	10.7%
12	TYPE OF REPORTING PERSON*	OO

CUSIP NO. 98974V107	13 G	Page 6 of 12

1	NAME OF REPORTING PERSON Jack M. Gill
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6
SHARED VOTING POWER
2,190,028 shares, of which 2,032,261 are directly owned by Vanguard VI, 84,047 are directly owned by Vanguard VI Affiliates and 73,720 are directly owned by Vanguard VI Annex.  Gill is a managing member of Vanguard VI Venture Partners, the general partner of Vanguard VI, Vanguard VI Affiliates and Vanguard VI Annex, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares.
	8
SHARED DISPOSITIVE POWER
2,190,028 shares, of which 2,032,261 are directly owned by Vanguard VI, 84,047 are directly owned by Vanguard VI Affiliates and 73,720 are directly owned by Vanguard VI Annex.  Gill is a managing member of Vanguard VI Venture Partners, the general partner of Vanguard VI, Vanguard VI Affiliates and Vanguard VI Annex, and may be deemed to have shared power to dispose these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,190,028
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	10.7%
12	TYPE OF REPORTING PERSON*	IN

CUSIP NO. 98974V107	13 G	Page 7 of 12

1	NAME OF REPORTING PERSON Robert D. Ulrich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF	5	SOLE VOTING POWER 0 shares.
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6
SHARED VOTING POWER
2,190,028 shares, of which 2,032,261 are directly owned by Vanguard VI, 84,047 are directly owned by Vanguard VI Affiliates and 73,720 are directly owned by Vanguard VI Annex.  Ulrich is a managing member of Vanguard VI Venture Partners, the general partner of Vanguard VI, Vanguard VI Affiliates and Vanguard VI Annex, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares.
	8
SHARED DISPOSITIVE POWER
2,190,028 shares, of which 2,032,261 are directly owned by Vanguard VI, 84,047 are directly owned by Vanguard VI Affiliates and 73,720 are directly owned by Vanguard VI Annex.  Ulrich is a managing member of Vanguard VI Venture Partners, the general partner of Vanguard VI, Vanguard VI Affiliates and Vanguard VI Annex, and may be deemed to have shared power to dispose these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,190,028
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	10.7%
12	TYPE OF REPORTING PERSON*	IN

CUSIP NO. 98974V107	13 G	Page 8 of 12

1	NAME OF REPORTING PERSON Donald F. Wood
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF	5	SOLE VOTING POWER 103,142 shares, of which 19,812 are held as shares of common stock and 83,330 are held as options currently exercisable into shares of common stock.
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6
SHARED VOTING POWER
2,190,028 shares, of which 2,032,261 are directly owned by Vanguard VI, 84,047 are directly owned by Vanguard VI Affiliates and 73,720 are directly owned by Vanguard VI Annex.  Wood is a managing member of Vanguard VI Venture Partners, the general partner of Vanguard VI, Vanguard VI Affiliates and Vanguard VI Annex, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 103,142 shares, of which 19,812 are held as shares of common stock and 83,330 are held as options currently exercisable into shares of common stock.
	8
SHARED DISPOSITIVE POWER
2,190,028 shares, of which 2,032,261 are directly owned by Vanguard VI, 84,047 are directly owned by Vanguard VI Affiliates and 73,720 are directly owned by Vanguard VI Annex.  Wood is a managing member of Vanguard VI Venture Partners, the general partner of Vanguard VI, Vanguard VI Affiliates and Vanguard VI Annex, and may be deemed to have shared power to dispose these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,293,170
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	11.2%
12	TYPE OF REPORTING PERSON*	IN

CUSIP NO. 98974V107	13 G	Page 9 of 12

This Amendment No. 3 amends the Statement on Schedule 13G previously filed by Vanguard VI, L.P., a Delaware limited partnership, Vanguard VI Affiliates Fund, L.P., a Delaware limited partnership, Vanguard VI Annex Fund, L.P., a Delaware limited partnership and Vanguard VI Venture Partners, L.L.C., a Delaware limited liability company and Jack M. Gill, Robert D. Ulrich and Donald F. Wood.  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.” Only those items as to which there has been a change are included in this Amendment No. 3.

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

CUSIP NO. 98974V107	13 G	Page 10 of 12

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2011

VANGUARD VI, L.P., a Delaware Limited Partnership
VANGUARD VI AFFILIATES FUND, L.P., a Delaware Limited Partnership
VANGUARD VI ANNEX FUND, L.P., a Delaware Limited Partnership
VANGUARD VI VENTURE PARTNERS, L.L.C., a Delaware Limited Liability Company

By:	/s/ Ken Shilling
Ken Shilling
Attorney-in-Fact*

JACK M. GILL
ROBERT D. ULRICH
DONALD F. WOOD

By:	/s/ Ken Shilling
Ken Shilling
Attorney-in-Fact*

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 98974V107	13 G	Page 11 of 12

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	12

CUSIP NO. 98974V107	13 G	Page 12 of 12

EXHIBIT A

Agreement of Joint Filing

The Reporting Persons hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of zipRealty, Inc. shall be filed on behalf of each of the Reporting Persons.  Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.